07020447

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

RECEIVED
2007 JAN 23 A 8:22

Date January 18, 2007
Contact Martina C. Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

PROCESSED
JAN 2 4 2007
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 1/23

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 18, 2007 – According to an announcement dated January 17, 2007, Victor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, 8044 Zurich, Switzerland, now holds 1 950 000 registered shares in OC Oerlikon Corporation AG, Pfäffikon through Renova Industries Ltd, 2nd Terrace West, Centreville, Nassau, Bahamas. He previously held these shares through Renova Holding Ltd., Shirley House, 50 Shirley Street, Nassau, Bahamas. His shareholding in OC Oerlikon Corporation AG, Pfäffikon, amounts to 13.79 % of the voting rights.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 18, 2007
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 18, 2007 – According to information provided by Merrill Lynch Capital Markets AG, Zurich, on January 17, 2007, Merrill Lynch Group held, on January 15, 2007, 1 445 850 registered shares in OC Oerlikon Corporation AG, Pfäffikon (1 445 850 voting rights). This means that Merrill Lynch Group's share of voting rights in OC Oerlikon Corporation AG, Pfäffikon amounted to 10.22 %.

According to information provided by Merrill Lynch Capital Markets AG, Zurich, on January 18, 2007, Merrill Lynch Group holds 1 275 436 registered shares in OC Oerlikon Corporation AG, Pfäffikon which corresponds to 1 275 436 voting rights. This means that Merrill Lynch Group's share of voting rights in OC Oerlikon Corporation AG, Pfäffikon amounts to 9.02 %.

Group members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  Postfach 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representatives:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.